GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2, Chinachem Plaza

Tania M. Clarke

77 Mody Road, Tsimshatsui East,

Vice President of Finance

Kowloon,

Hong Kong

(514) 685-2180, ext. 233

(NASDAQ: GRIN)

E-mail: tania@grand.com

www.grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS REPORTS FINANCIAL RESULTS FOR FIRST QUARTER 2005

Hong Kong – May 16, 2005 – Grand Toys International Limited (NASDAQ: GRIN) today announced results for its first quarter ended March 31, 2005.

Net sales for the three months ended March 31, 2005 were $6.8 million, compared to $6.6 million for the same period of 2004, an increase of 3%.  The gross profit percentage increased to 33% for the three months ended March 31, 2005, compared to 24% for the comparable period in 2004.  EBITDA decreased from $1.1 million for the three months of 2004 to a loss of $1.0 million for the three months ended March 31, 2005.  Grand posted a net loss of $2.5 million, or $(0.16) per basic American depositary share (“ADS”), for the three months ended March 31, 2005.  This compares to net earnings of $0.8 million, or $0.08 per basic ADS, for the three months ended March 31, 2004.  The results for the quarter ended March 31, 2005 included a deemed dividend of approximately $1.0 million which resulted from the difference between the effective conversion price of newly issued preference shares and the market price of the ADSs at the issuance date.  Without this deemed dividend, Grand would report a net loss of approximately $1.5 million, or $0.10 per basic ADS, for the three months ended March 31, 2005.

Net sales increased in the three-month period of 2005 as compared to the same period in 2004 primarily due to the addition of sales from Grand Canada and IPI, acquired on March 1, 2005, offset by a reduction in the OEM sales from one of the Company’s Hong Kong subsidiaries.  Gross profit increased as a result of management’s focus on sales of profitable product lines, the product mix and the addition of the higher margin Canadian and U.S. distribution businesses.  Operating expenses increased in the first quarter of 2005 due to increased corporate overhead that was incurred relating to the integration of recent acquisitions and in anticipation of growth tied to future acquisitions. In addition, selling & distribution and general & administrative expenses from the Company’s newly acquired entities contributed to the overall increase in total operating expenses.

Grand Toys International, Inc.

Henry Hu, Chairman of Grand, noted, “This quarter’s results were impacted by the significant reduction in the Company’s OEM sales as a result of a decrease in customer demand for these products. In addition, without the recognition of the full impact from recently completed or pending acquisitions, the benefits of the expanded corporate structure are not yet realized in the operating results of this quarter. However, during this quarter, Grand successfully completed its second acquisition in seven months, which is in line with the Company’s growth program.

Long-term growth remains our focus and we will continue along that path”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004.  Grand Toys, through its U.S. and foreign operating subsidiaries, develops, distributes and supervises the out-sourced manufacturing of toy and toy related products throughout the world. Grand Toys’ operating subsidiaries have been in continuous operation for up to 44 years. Grand Toys' strategy is to grow by expanding its proprietary products, adding licenses and by acquiring complementary companies. Grand Toys' goal is to become a leading manufacturer, developer, marketer and distributor of toy and toy related products throughout the world.

Additional information can be sourced on Grand at www.grand.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited

Balance Sheet Data:	March 31, 2005	December 31, 2004

Total assets	56,786,161	44,071,672
Working capital	16,752,170	13,036,036
Total shareholders’ equity	44,251,923	35,270,192

CONSOLIDATED STATEMENTS OF OPERATIONS (in US$) (audited)

Three Months Ended March 31,

	2005	2004

Net sales	$ 6,848,839	6,630,876

Grand Toys International, Inc.

Cost of goods sold	4,559,101	5,052,389
Gross profit	2,289,738	1,578,487
Gross profit %	33.43%	23.81%

Operating expenses, net	3,742,208	558,041
Operating (loss) income	(1,452,470)	1,020,446
Operating (loss)income %	(21.21)%	15.39%

Interest expense, net	91,763	2,164
(Loss) earnings before taxes	(1,544,233)	1,018,282
Income tax expense	5,531	176,615
(Loss) earnings from continuing operations	(1,549,764)	841,667
Earnings from continuing operations %	(22.63)%	12.69%

Deemed dividends	(991,426)	-

Net (Loss) earnings	$ (2,541,190)	$ 841,667
Net Earnings %	(37.10)%	12.69%

(Loss) earnings per ADS:
Basic	$ (0.16)	0.08
Diluted	N/A	N/A

Weighted average ADS outstanding:
Basic	15,789,817	10,000,000
Diluted	16,734,845	10,000,000

In this Press Release, Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA does not include gains or losses from discontinued operations. All references in this press release to EBITDA are to a non-GAAP financial measure. EBITDA, a measure widely used among toy related businesses, is used because management believes that it is an effective way of monitoring the operating performance of our company relative to the industry. Additionally, Grand believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below.

Reconciliation of Earnings before interest, taxes, amortization and depreciation (EBITDA):

Three months ended March 31,

Grand Toys International, Inc.

	2005	2004

Net (loss) earnings from continuing operations	$ (1,549,764)	$ 841,667
Interest expense, net	91,763	2,164
Depreciation and amortization	408,609	117,777
Income tax expense	5,531	176,615
EBITDA	$ (1,043,861)	$ 1,138,223